U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12B-25

                        COMMISSION FILE NUMBER: 000-50029

                           NOTIFICATION OF LATE FILING

Check One:  |X| Form 10-K and Form 10-KSB

            |_| Form 20-F

            |_| Form 11-K

            |_| Form 10-Q and Form 10-QSB

            |_| Form 10-D

            |_| Form N-SAR

            |_| Form N-CSR

            For Period Ended: December 31, 2005

            |_| Transition Report on Form 10-K

            |_| Transition Report on Form 20-F

            |_| Transition Report on Form 11-K

            |_| Transition Report on Form 10-Q

            |_| Transition Report on Form N-SAR

            |_| Transition Report on Form N-CSR

            For the Transition Period Ended: N/A

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I. REGISTRANT INFORMATION.

      The Registrant is Voice Diary Inc. (the "Company"). The address of the Company's principal executive office is 200 Robbins Lane, P.O. Box 30, Jericho, NY 11753.

PART II. RULES 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution reportion Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

      The Company's Annual Report on Form 10-KSB for the year ended December 31, 2005, could not be filed within the prescribed period because the Company was unable to compile certain information required in order to permit the Company to file a timely and accurate report on the Company's financial condition. This inability could not have been eliminated by the Company without unreasonable effort or expense.

PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

            Arie Hinkis (516) 939-0400

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

            |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            |_| Yes |X| No

VOICE DIARY INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 28, 2006                     By: /s/ Arie Hinkis
                                              ----------------------------------
                                                  Arie Hinkis, President,
                                                  Chief Executive Officer and
                                                  Chief Financial Officer

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